Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

PROPOSED DECLARATION OF SPECIAL DIVIDEND;

PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 10 of this circular. A notice convening the Annual General Meeting of Lufax Holding Ltd to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on May 30, 2024 at 10:00 a.m. (Hong Kong time) is set out on pages 14 to 15 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on May 28, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A., the Depositary of the ADSs, must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

Hong Kong, April 23, 2024

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“ADS Record Date”	April 9, 2024 (close of business in New York time)

“Annual General Meeting”	the annual general meeting of the Company to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on May 30, 2024 at 10:00 a.m. (Hong Kong time), or any adjournment thereof and notice of which is set out on pages 14 to 15 of this circular

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the shareholders passed on April 12, 2023 and effective on April 14, 2023

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Company

“Board”	the board of Directors

“Cayman Companies Act”	the Companies Act (As Revised) of the Cayman Islands (as amended, supplemented or otherwise modified from time to time)

“Company”	Lufax Holding Ltd (陸金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (stock ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Deposit Agreement”	Deposit Agreement, dated as of November 3, 2020, by and among the Company, the Depositary, and the Holders and Beneficial Owners of ADSs issued thereunder, as amended

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	April 18, 2024, being the latest practicable date for ascertaining certain information in this circular before its publication

“Listing Date”	April 14, 2023, on which the Shares were listed on the Stock Exchange and on which dealings in the Shares were first permitted to take place on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended and supplemented from time to time

“Nomination and Remuneration Committee”	the Nomination and Remuneration Committee of the Company

“NYSE”	the New York Stock Exchange

“PRC”	the People’s Republic of China, except where the context requires otherwise, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shares(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Share Premium Account”	the share premium account of the Company, the amount standing to the credit of which was approximately RMB32 billion as at December 31, 2023 based on the audited consolidated financial statement of the Company as at that date

“Share Record Date”	April 9, 2024 (Hong Kong time)

“Shareholder(s)”	holder(s) of the Share(s)

“Special Dividend”	the declaration and distribution of the special dividend out of the Share Premium Account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong, as amended from time to time

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

Executive Directors:

Mr. Yong Suk CHO (趙容奭)

(Chairman and Chief Executive Officer)

Mr. Gregory Dean GIBB (計葵生)

(Co-Chief Executive Officer)

Non-Executive Directors:

Mr. Yonglin XIE (謝永林)

Ms. Xin FU (付欣)

Mr. Yuqiang HUANG (黃玉強)

Independent Non-executive Directors:

Mr. Rusheng YANG (楊如生)

Mr. Weidong LI (李偉東)

Mr. Xudong ZHANG (張旭東)

Mr. David Xianglin LI (李祥林)

Registered Office:

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Head Office and Principal Place of Business in PRC:

Building No. 6, Lane 2777, Jinxiu East Road

Pudong New District

Shanghai

PRC

Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road, Kowloon

Hong Kong

April 23, 2024

To the Shareholders

Dear Sir/Madam,

PROPOSED DECLARATION OF SPECIAL DIVIDEND;

PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the Annual General Meeting to seek approval of the Shareholders in respect of, among other matters: (a) the declaration of the Special Dividend; (b) the re-election of the retiring Directors; (c) the re-appointment of the auditor; and (d) to give you notice of the Annual General Meeting at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

LETTER FROM THE BOARD

2.	PROPOSED DECLARATION OF SPECIAL DIVIDEND

As stated in the Company’s announcements dated March 21, 2024 and March 25, 2024, the Board recommended the declaration and distribution of the Special Dividend out of the Share Premium Account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS. The Special Dividend will be payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the Depositary, and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new Shares or ADSs). Eligible holders of ADSs who wish to elect to receive the Special Dividend in the form of new ADSs must act through the Depositary. Eligible holders of Shares or eligible holders of ADSs who do not return the election form will receive the Special Dividend in cash. The holders of Shares and holders of ADSs of record at the close of business on Tuesday, June 4, 2024, Hong Kong time and New York time, respectively, will be entitled to receive the Special Dividend.

Subject to the approval of the holders of Shares at the AGM and compliance with the Cayman Companies Act, a circular containing details of the distribution of the Special Dividend (including scrip dividend arrangements) together with the relevant election form will be despatched to the holders of Shares as and when appropriate. The scrip dividend under the Special Dividend is subject to (i) the Stock Exchange granting the listing of and permission to deal in the new Shares to be issued pursuant thereto; and (ii) the authorization from the NYSE with respect to listing of new ADSs to be issued pursuant thereto.

The Special Dividend is intended to be paid entirely out of the Share Premium Account under reserves pursuant to the Articles of Association and in accordance with the Cayman Companies Act. As at December 31, 2023, based on the audited consolidated financial statements of the Group, the amount standing to the credit of the Share Premium Account under reserves amounted to approximately RMB32 billion. The Board proposed to use an amount of up to RMB10 billion standing to the credit of the Share Premium Account under reserves for the payment of the Special Dividend. Following the payment of the Special Dividend on the basis of 1,146,570,557 Shares in issue as at the Latest Practicable Date, there will be a remaining balance of approximately RMB22 billion standing to the credit of the Share Premium Account under reserves.

LETTER FROM THE BOARD

Conditions of the Payment of the Special Dividend out of the Share Premium Account under Reserves

The payment of the Special Dividend out of the Share Premium Account under reserves is conditional upon the satisfaction of the following conditions:

(a)

the passing of an ordinary resolution by the holder of Shares approving the declaration and distribution of the Special Dividend out of the Share Premium Account under reserves pursuant to the Articles of Association; and

(b)

the Directors being satisfied that there are no reasonable grounds for believing that the Company is, immediately following the date on which the Special Dividend is paid, unable to pay its debts or liabilities as they fall due in the ordinary course of business.

The conditions set out above cannot be waived. If such conditions are not satisfied, the Special Dividend will not be paid.

Subject to the fulfilment of the above conditions, the Company expects the cheque for the Special Dividend and share certificates to be sent to the holders of Shares on or around Tuesday, July 30, 2024 (Hong Kong time). The Depositary expects to distribute the Special Dividend in the form of cash or new ADSs to the holders of ADSs on or around Tuesday, August 6, 2024 (New York time). The Special Dividend to be distributed to the holders of ADSs through the Depositary will be subject to the terms of the Deposit Agreement, including payment or deduction of the applicable fees of the Depositary, and applicable expenses and taxes.

Reasons for Payment of the Special Dividend out of the Share Premium Account under Reserves

The Board considers it unnecessary to maintain the Share Premium Account under reserves at its current level. In recognition of the support, the Directors consider that the declaration and payment of the Special Dividend out of the Share Premium Account under reserves is in the interests of the Company and its Shareholders as a whole.

Effect of the Payment of the Special Dividend out of the Share Premium Account under Reserves

The implementation of the payment of the Special Dividend out of the Share Premium Account under reserves does not involve any reduction in the authorized or issued share capital of the Company, nor does it involve any reduction in the nominal value of the Shares or the trading arrangements concerning the Shares. Save for the immaterial expenses incurred as a result of the payment of the Special Dividend, the Directors consider that the payment of the Special Dividend out of the Share Premium Account under reserves will not have any material adverse effect on the financial position of the Group.

LETTER FROM THE BOARD

3.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

The Board comprises nine Directors, of which Mr. Yong Suk CHO, Mr. Gregory Dean GIBB are executive Directors; Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG are non-executive Directors; and Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI are independent non-executive Directors.

In accordance with Article 87(3) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, who shall hold office only until the first annual general meeting of the Company after his appointment and shall be eligible for re-election.

In accordance with Article 87(4) of the Articles of Association, at every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including every Independent Non-Executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

Mr. Yong Suk CHO, Mr. Yonglin XIE, Mr. Weidong LI, are eligible and willing to offer themselves for re-election at the Annual General Meeting.

The Nomination and Remuneration Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria (including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience) set out in the Company’s board diversity policy, the director nomination policy and the Company’s corporate strategy. The Nomination and Remuneration Committee has recommended to the Board on the re-election of all the retiring Directors. The Company considers that the retiring Directors will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity.

The Nomination and Remuneration Committee has also reviewed and assessed the independence of Mr. Weidong LI based on his confirmation of independence pursuant to the independence guidelines as set out in Rule 3.13 of the Listing Rules. He is not involved in the daily management of the Company and is not in any relationships which would interfere with the exercise of his independent judgment. In addition, the Board considers that Mr. Weidong LI can contribute to the diversity of the Board, in particular, with his strong and diversified educational background and professional experience in his expertise, including his in-depth knowledge in legal and risk management and connections in various industries. The Board believes that he will be able to devote sufficient time to the Board and will continue to provide independent, balanced, and objective view to the Company’s affairs.

LETTER FROM THE BOARD

Details of the above Directors who are subject to re-election at the Annual General Meeting are set out in Appendix I to this circular in accordance with the relevant requirements of the Listing Rules. The biography of the retiring Directors set out in Appendix I to this circular indicates the perspectives, skills and experience each individual can bring to the Board and contribute to the diversity of the Board.

4.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the Audit Committee, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix the remuneration of the auditor. An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the Annual General Meeting for consideration and approval by the Shareholders.

5.	NOTICE OF ANNUAL GENERAL MEETING

Set out on pages 14 to 15 of this circular is the notice of the Annual General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve the declaration of the Special Dividend, the re-election of retiring Directors, and the re-appointment of auditor.

6.	FORMS OF PROXY AND ADS VOTING CARDS

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on May 28, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

LETTER FROM THE BOARD

7.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules and Article 67 of the Articles of Association, any resolution put to the vote of the meeting shall be decided on a poll save that the chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Annual General Meeting will be taken by way of poll. An announcement on the poll results will be published after the Annual General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

8.	SHARE RECORD DATE AND ADS RECORD DATE

For determining the Shareholders’ entitlement to attend and vote at the Annual General Meeting, the Board has fixed the close of business on April 9, 2024, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on April 9, 2024, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

10.	GENERAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I (Details of the Retiring Directors Proposed for Re-election) to this circular.

LETTER FROM THE BOARD

11.	RECOMMENDATION

The Directors consider that the proposed resolutions for the declaration of the Special Dividend, the re-election of retiring Directors, and the proposed re-appointment of auditor are in the interests of the Group and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

By order of the Board

Lufax Holding Ltd

Yong Suk CHO

Chairman of the Board and Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars of the Directors (as required by the Listing Rules) proposed to be re-elected at the Annual General Meeting.

Mr. Yong Suk CHO (趙容奭), aged 52, has been the chairman of our board and chief executive officer of the Company since August 2022, and he served as co-chief executive officer of the Company from January 2021 to August 2022 and has been a director of the Company since March 2016. He has been re-designated as an executive Director with effect from the Listing Date. He has also been a director of Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) (“Ping An Puhui”) since December 2017. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司) (“Ping An Group”) where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department, assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Save as disclosed above, as at the Latest Practicable Date, Mr. Cho had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. Cho did not have any relationship with any other Directors, senior management, substantial Shareholders or controlling Shareholder of the Company.

As at the Latest Practicable Date, Mr. Cho was deemed interested in 527,150 Shares, representing approximately 0.05% of the issued Shares within the meaning of Part XV of the SFO.

Mr. Cho has entered into an appointment letter with the Company for a term of 3 years commencing from April 14, 2023, which will be terminated upon thirty (30) days prior notice in writing. Pursuant to his appointment letter, the Company will not pay Mr. Cho any director’s service fees in respect of his performance of his duties as an executive director of the Company, and he was entitled to salaries and bonuses, social security and housing fund and other benefits of RMB9.552 million for the year ended December 31, 2023. His emolument was determined by the Board by reference to his responsibilities and duties within the Company and may be adjusted upon the recommendation of the Nomination and Remuneration Committee.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. Cho’s re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Yonglin XIE (謝永林), aged 55, has been a director of the Company since August 2023, he is currently an executive director, the president and co-CEO of Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and one of the controlling shareholders of the Company) (“Ping An Insurance”) and the chairman of Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)) (“Ping An Bank”). Mr. Xie joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping An Insurance’s Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. Xie served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd. (“Ping An Life”), and the general manager of the marketing department of Ping An Life. Mr. Xie graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

Save as disclosed above, as at the Latest Practicable Date, Mr. Xie had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. Xie did not have any relationship with any other Directors, senior management, substantial Shareholders or controlling Shareholder of the Company.

As at the Latest Practicable Date, Mr. Xie did not have any interest in any Shares within the meaning of Part XV of the SFO.

Mr. Xie has entered into an appointment letter with the Company for a term of 3 years commencing from August 8, 2023, which will be terminated upon thirty (30) days prior notice in writing. In addition, according to the terms of Mr. Xie’s appointment, he will not be entitled to any director’s fee or remuneration in relation to his appointment as a non-executive Director of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. Xie’s re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Weidong LI (李偉東), aged 55, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li has been an independent director of Shenzhen Yitoa Intelligent Control Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300131), since November 2023, an independent director of Shenzhen Yan Tian Port Holdings Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000088), since June 2022, an independent non-executive director of Ocean Line Port Development Limited, a company listed on the Stock Exchange (stock code: 8502), since June 2018, an independent non-executive director of China Traditional Chinese Medicine Holdings Co. Limited, a company listed on the Stock Exchange (stock code: 00570), since February 2019, and Mr. Li had also been an independent director of Ping An Securities Co., Ltd. from September 2016 to November 2022, an independent director of AVIC Sanxin Co., Ltd. (currently known as Hainan Development Holdings Nanhai Co., Ltd.), a company listed on the Shenzhen Stock Exchange (stock code: 002163), from June 2018 to June 2020, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002303), from September 2013 to November 2019, and an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300042), from February 2014 to February 2017, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Jiangsu Jingwei Law Firm (later known as Jiangsu Gaode Law Firm) from February 1994 to March 1997. Mr. Li obtained his bachelor’s degrees in mineral ore geochemistry and economic law from Nanjing University in July 1990 and July 1992, respectively. He obtained his Ph.D. degree in law from the City University of Hong Kong in November 2004. Mr. Li is currently a qualified lawyer in the PRC and a registered foreign lawyer with the Law Society of Hong Kong.

Save as disclosed above, as at the Latest Practicable Date, Mr. Li had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. Li did not have any relationship with any other Directors, senior management, substantial Shareholders or controlling Shareholder of the Company.

As at the Latest Practicable Date, Mr. Li did not have any interest in any Shares within the meaning of Part XV of the SFO.

Mr. Li has signed an appointment letter with the Company for a term of 3 years commencing from April 14, 2023, which may be terminated upon thirty (30) days prior notice in writing. Mr. Li’s emoluments will be RMB125,000 for each quarter of the Director Services.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. Li’s re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Lufax Holding Ltd (the “Company”) will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, May 30, 2024 at 10:00 a.m. Hong Kong time, for the following purposes:

1.

To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the directors (“Directors”, each a “Director”) and auditor thereon.

2.	To declare and approve payment of a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account under reserves of the Company.

3. (a)	To re-elect Mr. Yong Suk CHO as an Executive Director.

(b)	To re-elect Mr. Yonglin XIE as a Non-executive Director.

(c)	To re-elect Mr. Weidong LI as an Independent non-executive Director.

(d)	To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.

4.

To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2024.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on April 9, 2024, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on April 9, 2024, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

NOTICE OF ANNUAL GENERAL MEETING

The holders of Shares and ADSs of record at the close of business on Tuesday, June 4, 2024, Hong Kong time and New York time, respectively, will be entitled to receive payment of the special dividend. The Company expects the special dividend to be paid to the holders of Shares on or around Tuesday, July 30, 2024 (Hong Kong time). Citibank, N.A., the depositary bank for the ADS program, expects to pay the special dividend to the holders of ADSs on or around Tuesday, August 6, 2024 New York time. The Special Dividend to be paid to the holders of ADSs through the Depositary will be subject to the terms of the Deposit Agreement, including payment or deduction of the applicable fees of the Depositary, and applicable expenses and taxes.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A., the Depositary for the ADSs. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on Tuesday, May 28, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A. must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

By Order of the Board

Lufax Holding Ltd

Yong Suk CHO

Chairman of the Board and Chief Executive Officer

Hong Kong, April 23, 2024

As at the date of this notice, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.